Exhibit 99.1

Kenon Holdings Reports Second Quarter 2016 Results for IC Power and Qoros and Additional Updates

Singapore, September 7, 2016. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces the results of the second quarter of 2016 for I.C. Power Pte. Ltd. (“IC Power”) and Qoros Automotive Co., Ltd. (“Qoros”), as reported by IC Power and Qoros, and additional updates relating to these businesses and Kenon.1

Key Highlights

IC Power

•	In August 2016, the three generating units of CDA, a 510 MW hydroelectric plant in Peru, reached commercial operation. As a result, IC Power has become the principal power producer in Peru. As of July 31, 2016, IC Power had invested a total of $905 million in the construction of the plant.

•	In June 2016, construction of AIE’s 140 MW cogeneration plant in Israel commenced, and the plant is expected to commence commercial operations by the end of 2018. In July 2016, AIE entered into a NIS 1 billion (approximately $261 million) loan agreement to finance the development of the plant.

•	IC Power’s net income (loss) for the first half and second quarter of 2016 was $16 million and $(6) million, respectively (net income (loss) attributable to Kenon: $7 million and $(7) million, respectively).

•	IC Power’s Adjusted EBITDA[2] for the first half and second quarter of 2016 was $188 million and $88 million, respectively.

•	IC Power’s distribution segment generated revenues of $139 million, net income of $12 million and Adjusted EBITDA of $24 million in the second quarter of 2016.

Qoros

•	Kenon’s major shareholder (Ansonia) and Wuhu Chery each made loans of approximately $50 million to Qoros in Q2 2016. In September 2016, Ansonia provided additional loans of RMB150 million (approximately $23 million) to Qoros, and Wuhu Chery provided loans to Qoros in the same amount and on similar conditions.

Discussion of Results for Q2 2016

Set forth below is a discussion of the results of IC Power Pte. Ltd.3 and Qoros.

IC Power

IC Power’s segments are Generation and Distribution. IC Power’s Generation business is further segmented by geography: Peru, Israel, Central America and Other. See Appendix C for a breakdown of IC Power’s generation businesses by geographic segment.

See Appendix A for a summary of IC Power’s unaudited consolidated financial information. See Appendix B for the definition of IC Power’s Adjusted EBITDA, which is a non-IFRS financial measure, and for a reconciliation to IC Power’s, and each of its segments’, net income. See Appendix C for summary operational information for each of IC Power’s generation businesses. See Appendix D for summary unaudited financial information for each of IC Power’s businesses.

[1]	This report does not include the Q2 2016 consolidated results of Kenon, as ZIM Integrated Shipping Services, Ltd. (“ZIM”), an Israeli shipping company in which Kenon holds a 32% interest and which is accounted for as an equity method investee, has decided to postpone the publication of its Q2 2016 financial statements. Kenon’s consolidated results of operations predominantly comprise the consolidated results of IC Power and the results of IC Power are presented herein. Kenon will publish its consolidated financial statements for the period when available. The results presented in Kenon’s Q2 2016 consolidated financial statements may differ from the results presented in this report.
[2]	Adjusted EBITDA is a non-IFRS measure. See Appendix B for the definition of IC Power’s Adjusted EBITDA and for a reconciliation to IC Power’s, and each of its segments’ net income.
[3]	Prior to March 2016, I.C. Power Asia Development Ltd. (formerly I.C. Power Ltd.) was the parent holding company of our power generation and distribution businesses. In March 2016, Kenon completed an internal restructuring pursuant to which its subsidiary IC Power Pte. Ltd., which was a holding company with no material assets, acquired I.C. Power Asia Development Ltd. As a result, IC Power Pte. Ltd. is now the parent holding company of I.C. Power Asia Development Ltd. and we present in this report the results of I.C. Power Pte. Ltd. The acquisition of I.C. Power Asia Development Ltd. by I.C. Power Pte Ltd. was accounted for as a pooling of interest, and I.C. Power Pte. Ltd had no material assets, liabilities or operations prior to its acquisition of I.C. Power Asia Development Ltd.

The following discussion of IC Power’s results of operations below is derived from IC Power’s consolidated financial statements.

Revenues

IC Power’s revenues increased by $126 million, or 38%, to $459 million in Q2 2016 from $333 million in Q2 2015. This increase was due to the acquisition of IC Power’s distribution business on January 22, 2016, which contributed $139 million to IC Power’s revenues in Q2 2016.

IC Power’s revenues from its generation business were $320 million in Q2 2016, as compared to $333 million in Q2 2015. A discussion of revenues for IC Power’s generation business by geographical segment for Q2 2016, as compared to Q2 2015 is as follows:

•	Peru – $115 million, compared to $117 million in Q2 2015, reflecting a 2% YoY decrease, primarily as a result of a $10 million decrease in Kallpa’s revenues due to a 8% decrease in Kallpa’s average energy price to $44 per MWh in Q2 2016 partially due to the existing excess supply of capacity in Peru. This decrease was partially offset by a $8 million revenue contribution from Samay I, which commenced commercial operations in May 2016.

•	Israel – $86 million, compared to $69 million in Q2 2015, reflecting a 25% YoY increase, primarily as a result of a $10 million revenue contribution from AIE (which was acquired and consolidated in August 2015), as well as $8 million in revenues from OPC’s sale of excess natural gas during the period (which OPC sold as a result of scheduled maintenance occurring at its plant in Q2 2016). The increase was partially offset by a lower power generation component tariff published by the EA in September 2015 (such tariff forms the basis for the prices in OPC’S PPAs).

•	Central America – $82 million, compared to $97 million in Q2 2015, reflecting a 15% YoY decrease, primarily as a of result of (1) a $21 million decrease in revenues of Puerto Quetzal (Guatemala) primarily due to a decrease in Puerto Quetzal’s average energy and capacity prices which reduced revenues by $16 million due to a decrease in heavy fuel oil (“HFO”) prices and the expiration of a short-term power purchase agreement (“PPA”) which reduced revenues by an additional $5 million and (2) a $9 million decrease in revenues of ICPNH (Nicaragua) primarily as a result of a 20% decrease in ICPNH’s average energy prices due to a decrease in HFO prices (which reduced ICPNH’s revenues by $5 million) and a 17% decrease in the volume of energy sold by ICPNH during the period (which reduced ICPNH’s revenues by $4 million). These decreases were partially offset by a $17 million contribution of revenues by Kanan (Panama), which commenced commercial operations in April 2016.

•	Other – $37 million, compared to $50 million in Q2 2015, reflecting a 24% YoY decrease, primarily as a result of (1) a $5 million decrease in revenues of JPPC (Jamaica) as a result of 23% decrease in JPPC’s average energy price during Q2 2016 due to a decrease in HFO prices and a 27% decrease in the volume of energy sold due to lower plant availability and (2) a $4 million decrease in revenues of Colmito (Chile) due to higher hydrology in Chile (which increases hydro-energy generation), which reduced the spot energy prices, resulting in decreases in the average energy price and quantity sold by Colmito.

Cost of Sales (excluding depreciation and amortization)

IC Power’s cost of sales (excluding depreciation and amortization) increased by $108 million, or 46%, to $342 million in Q2 2016 from $234 million in Q2 2015. This increase was primarily the result of the acquisition of IC Power’s distribution business, which contributed $102 million to IC Power’s cost of sales in Q2 2016.

IC Power’s cost of sales from its generation business were $240 million in Q2 2016, as compared to $234 million in Q2 2015. A discussion of cost of sales for IC Power’s generation business by geographical segment for Q2 2016, as compared to Q2 2015 is as follows:

•	Peru – $73 million, compared to $67 million in Q2 2015, reflecting a 9% YoY increase, primarily as a result of (1) a $9 million increase in Kallpa’s gas, gas transportation and gas distribution costs as a result of a 44% increase in gas consumption due to a 48% increase in Kallpa’s energy generation, partially offset by a $7 million decrease in Kallpa’s energy purchases in Q2 2016 and (2) $4 million of cost of sales recorded by Samay I (which commenced commercial operations in May 2016).

•	Israel – $79 million, compared to $56 million in Q2 2015, reflecting a 41% YoY increase, primarily as a result of (1) a $10 million contribution to cost of sales from AIE (which was acquired and consolidated in August 2015) and (2) scheduled major maintenance at OPC, which was performed in Q2 2016, and resulted in a 33% decrease in energy generation at OPC during the period, leading to a $20 million increase in energy purchase costs (as OPC purchased energy on the spot market to satisfy its PPA obligations), which was partially offset by a $5 million reduction in fuel expenses.

•	Central America – $64 million, compared to $77 million in Q2 2015, reflecting a 17% YoY decrease, primarily as a result of (1) a $17 million decrease in Puerto Quetzal’s cost of sales due to a 43% decrease in the price of HFO and (2) a $9 million decrease in ICPNH’s cost of sales due to a 30% decrease in the price of HFO. These effects were partially offset by $14 million of cost of sales recorded by Kanan (which commenced commercial operations in April 2016).

•	Other – $24 million, compared to $34 million in Q2 2015, reflecting a 29% YoY decrease, primarily as a result of (1) a $4 million decrease in JPPC’s cost of sales due to a 28% decrease in the volume of energy generated by JPPC and a 38% decrease in the price of HFO, and (2) a $3 million decrease in Colmito’s cost of sales, primarily due to a 51% decrease in the spot market energy price during Q2 2016 as compared to the same period in 2015.

Net Income (Loss)

IC Power recorded a net loss from continuing operations of $6 million (net loss attributable to Kenon: $7 million) in Q2 2016, compared to net income of $14 million (net income attributable to Kenon: $15 million) in Q2 2015. IC Power’s distribution business contributed $12 million in net income in Q2 2016. IC Power’s net loss from its generation business was $20 million in Q2 2016, as compared to net income of $14 million in Q2 2015.

The change was primarily the result of the changes in revenues and cost of sales as discussed above as well as the following factors:

•	Depreciation and amortization (including depreciation and amortization expenses from general, selling and administrative expenses) of $41 million in Q2 2016, as compared to $29 million in Q2 2015, reflecting a 41% YoY increase, primarily relating to (1) the commencement of commercial operations of Samay I in May 2016 ($1 million), (2) the commencement of commercial operations of Kanan in April 2016 ($5 million) and (3) the acquisition of IC Power’s distribution businesses in January 2016 ($4 million).

•	General, selling and administrative expenses (excluding depreciation and amortization) of $33 million in Q2 2016, as compared to $14 million in Q2 2015, reflecting a 136% YoY increase, primarily as a result of the acquisition of IC Power’s distribution business in January 2016, which contributed $14 million in administrative expenses during Q2 2016.

•	Net finance expenses of $43 million in Q2 2016, as compared to $32 million in Q2 2015, reflecting a 34% YoY increase, primarily due to (1) the recognition of a $10 million finance expense in Kallpa resulting from the premium paid in respect of certain Kallpa bonds redeemed in connection with Kallpa’s issuance of $350 million of bonds in May 2016, (2) $5 million interest expense related to the notes in an aggregate principal amount of $220 million issued by IC Power to Kenon in connection with the reorganization of IC Power in March 2016, and (3) $4 million of net finance expense relating to IC Power’s distribution business. These effects were partially offset by a $7 million decrease in finance expenses in IC Power’s Israel segment during Q2 2016.

•	Tax expense of $10 million in Q2 2016, as compared to $11 million in Q2 2015.

Adjusted EBITDA

IC Power’s Adjusted EBITDA in H1 2016 and Q2 2016 was $188 million and $88 million, respectively, as compared to $175 million and $90 million in H1 2015 and Q2 2015, respectively. The slight decrease in Q2 2016, as compared to Q2 2015, was primarily the result of a $26 million decrease from IC Power’s generation business during Q2 2016, offset by the $24 million EBITDA contribution from IC Power’s distribution business during the same period.

IC Power’s Adjusted EBITDA from its generation business in H1 2016 and Q2 2016 was $148 million and $64 million, respectively, as compared to $175 million and $90 million in H1 2015 and Q2 2015, respectively. A discussion of Adjusted EBITDA for IC Power’s generation business by geographical segment for Q2 2016, as compared to Q2 2015 is as follows:

•	Peru – $36 million in Q2 2016, compared to $44 million in Q2 2015, primarily as a result of the decrease in Kallpa’s average energy price partially due to the existing excess supply of capacity in Peru, as described above, and an increase in Kallpa’s fuel consumption due to the increase in Kallpa’s energy generation, as discussed above, partially offset by the commencement of commercial operations at Samay I in May 2016.

•	Israel – $6 million in Q2 2016, compared to $13 million in Q2 2015, primarily due to a $8 million decrease in OPC’s Adjusted EBITDA. This decrease was primarily due to scheduled maintenance that was performed at OPC in Q2 2016, as well as a reduction in the power generation component tariff in September 2015 and was partially offset by AIE’s $1 million contribution to Adjusted EBITDA.

•	Central America – $14 million in Q2 2016, compared to $18 million in Q2 2015, primarily due to the effect of the decrease in HFO prices on the results of Puerto Quetzal and ICPNH, which resulted in a decrease in margins as well as lower generation in ICPNH.

•	Other - $8 million in Q2 2016, compared to $15 million in Q2 2015. The decrease was primarily due to a $4 million dividend received from Edegel in May 2015 (Edegel was sold in 2014, but IC Power received this dividend in 2015 pursuant to the terms of its sale agreement with Edegel’s purchasers).

Capital Expenditures

IC Power’s capital expenditures were $125 million in Q2 2016, primarily relating to expenditures on projects under construction and acquisitions of $94 million, consisting of CDA ($36 million), AIE ($16 million), Samay I ($13 million), Kanan ($4 million) and the final payment relating to the acquisition of Energuate ($24 million). During Q2 2016, IC Power’s subsidiaries spent $21 million in capital expenditures for maintenance of existing facilities (which included spending of $6 million at Energuate) and a further $10 million for new projects, facility recovery and capitalized interest expense.

Liquidity and Capital Resources

As of June 30, 2016, IC Power had cash and cash equivalents of $234 million, plus short-term deposits and restricted cash of $85 million, interest bearing financial liabilities of $2,943 million (excluding $225 million of debt (including interest) owed to Kenon), and net interest bearing financial liabilities (a non-IFRS financial measure, which is defined as interest bearing financial liabilities minus cash and short-term deposits and restricted cash) of $2,623 million.

Business Developments

Commencement of CDA’s Commercial Operations

In August 2016, the three generating units of CDA, a 510 MW hydroelectric plant in Peru, reached commercial operation. With the completion of these units, IC Power is now the principal power producer in Peru in terms of installed capacity. As of July 31, 2016, IC Power had invested a total of $905 million in the construction of the plant.

CDA is party to three PPAs beginning in 2016, 2018 and 2022 for a significant portion of its capacity, contracting most of its firm energy between 2018 and 2027. As of June 30, 2016, the weighted average remaining life of CDA’s PPAs based on firm capacity was 12 years.

Update on Samay I’s Commercial Operations

In May 2016, Samay I commenced commercial operations. The plant has an installed capacity of 616 MW while operating on diesel oil, and is intended to operate as a reserve facility (with very limited dispatch) in its current initial phase until gas becomes available to the plant. As previously reported, recent inspections revealed damage to the shafts in three of the plant’s four units, and as a result, all four units were declared unavailable to the system. IC Power, together with the EPC contractor for the plant and the equipment manufacturer, are in the process of determining the cause of the damage. IC Power has developed a plan to repair the units, and, based upon current estimates, IC Power expects that all four units should be operational within the next six months.

Samay I continues to receive payments under its PPA, but such payments may be subject to adjustments depending on the amount of time the plant is unavailable when called for dispatch. IC Power intends to seek coverage for the costs of the outage, including repair costs and loss of profits, as appropriate, from the EPC contractor, equipment manufacturer and/or the insurance coverage (subject to deductibles), and believes it has a reasonable basis to recover these costs, including for loss of profits.

Update on the Construction of the AIE Plant

AIE currently operates an 18 MW co-generation steam turbine, and is constructing a 140 MW power plant. IC Power expects that the total cost of completing the AIE plant and the construction of the power station will be approximately $250 million (including the $16 million consideration for the acquisition of AIE). Construction of the AIE plant commenced in June 2016, and the plant is expected to commence commercial operations by the end of 2018.

In July 2016, AIE entered into a NIS 1 billion (approximately $261 million) loan agreement to finance the construction of AIE’s power plant in Hadera. The financing consists of an approximately $200 million long-term facility intended to cover the cost of construction (representing approximately 80% of the total project cost) and approximately $61 million in additional facilities, and will mature 18 years after the completion of the construction period.

Agua Clara 50MW Wind Project

IC Power is starting development of a 50MW wind project in the Dominican Republic, which is expected to commence commercial operations in early 2018. A PPA has been signed with a government entity for a period of 20 years; the PPA is subject to the grant of a concession which remains outstanding. The company is still in the process of selecting an EPC contractor and lenders for the project. The total project cost is estimated to be approximately $100 million, of which approximately 70% is expected to be debt-financed.

Energuate Tax Claims

As previously reported, in July 2016, the Guatemalan Tax Administration (the “SAT”) issued a claim against IC Power’s distribution businesses Distribuidora de Electricidad de Oriente, S.A. and Distribuidora de Electricidad de Occidente, S.A. (which collectively operate under the trade name “Energuate”) for back taxes for the years 2011 and 2012, alleging that these companies improperly deducted interest and amortization of goodwill relating to the acquisition of the Energuate companies in 2011 by their prior owners. The Energuate companies have paid approximately $17 million for back taxes for 2011 and 2012, and are required to pay interest and penalties for these years by mid-October 2016. The amount of interest and penalties for these years is estimated to be between $17 million and $24 million; however, the amount is still under discussion with the SAT. For the years 2013 to 2015, in order to prevent further claims and to reduce any resulting penalties by the SAT, the Energuate companies have paid the amounts that would be owed to the SAT (if the SAT claim described above had valid legal grounds) for these years (including interest claimed thereon), for a total amount of approximately $31 million. The total payments described above (covering 2011 through 2015) are estimated to be in the range of $65 million to $72 million in the aggregate, depending on the amount of interest and penalties for 2011 and 2012.

The Energuate companies are disputing the tax claims and are making the payments reserving all legal rights to seek restitution of such payments by contesting legally the merits of the SAT claims. The Energuate companies and their legal advisors are considering all available remedies to pursue in connection with these claims.

Qoros

The following discussion of Qoros’ results of operations below is derived from Qoros’ consolidated financial statements.

See Appendix E for Qoros’ unaudited consolidated financial information.

Revenues

Revenues increased by RMB231 million, or 63%, to RMB599 million in Q2 2016 compared to RMB368 million in Q2 2015, primarily resulting from a 56% increase in vehicle sales to 5,076 vehicles in Q2 2016 from 3,256 vehicles in Q2 2015.

Cost of Sales

Cost of sales increased by RMB375 million, or 102%, to RMB741 million in Q2 2016 compared to RMB366 million in Q2 2015, primarily resulting from the increase in the number of vehicles sold in Q2 2016 as compared to Q2 2015, as well as an increase in the amortization of research and development costs relating to the newly launched Qoros 5 SUV.

Research and Development Expenses

Research and development expenses decreased by RMB21 million, or 29%, to RMB51 million in Q2 2016 compared to RMB72 million in Q2 2015.

Selling and Distribution Expenses

Selling and distribution expenses decreased by RMB7 million, or 5%, to RMB143 million in Q2 2016 compared to RMB150 million in Q2 2015, primarily resulting from a decrease in marketing and promotion expenses, consulting fees and personnel expenses offset by an increase in advertising expenses.

Administrative Expenses

Administrative expenses decreased by RMB34 million, or 23%, to RMB113 million in Q2 2016 compared to RMB147 million in Q2 2015, primarily resulting from a decrease in personnel expenses and depreciation and amortization, partially offset by an increase in IT expenses.

Net Finance Costs

Net finance costs increased by RMB47 million, or 51%, to RMB140 million in Q2 2016, compared to RMB93 million in Q2 2015, primarily as a result of adjustments related to shareholder loans partially offset by an increase in finance income.

Loss for the Period

For the reasons set forth above, as well as an approximately RMB95 million increase in depreciation and amortization in Q2 2016 as compared to Q2 2015 primarily due to the newly launched Qoros 5 SUV, loss for the period increased by RMB105 million, or 22%, to RMB581 million in Q2 2016, compared to RMB476 million in Q2 2015.

Liquidity

As of June 30, 2016, Qoros had total loans and borrowings (excluding shareholder loans) of RMB5.6 billion. Also as of June 30, 2016, Qoros had current liabilities (excluding shareholder loans) of RMB4.4 billion, including trade and other payables of RMB3.2 billion and current assets of RMB1.7 billion, including cash and cash equivalents of RMB281 million. Qoros actively manages its trade payables, accrued expenses and other operating expenses in connection with the management of its liquidity requirements and available resources.

Qoros’ principal sources of liquidity are cash flows received from financing activities, including long-term loans, short-term facilities and inflows received in connection with equity contributions or convertible or non-convertible shareholder loans as well as cash flows received from vehicle sales. Qoros has drawn substantially all of the available amounts under its existing long term credit facilities and will require additional financing, including the renewal or refinancing of its working capital facilities, to fund its continued development and operations.

In April 2016, Kenon announced that Ansonia Holdings Singapore B.V. (“Ansonia”), a major shareholder in Kenon, entered into an agreement to provide loans of up to $50 million to Quantum (2007) LLC (“Quantum”) to support Qoros’ ordinary course working capital requirements (the “Loan Agreement”), subject to Wuhu Chery’s provision of loans to Qoros in the same amount and on similar conditions. In April and June 2016, Ansonia provided Quantum with loans of approximately $50 million under the Loan Agreement (the “Initial Loans”). Quantum used the proceeds of the Initial Loans to make back-to-back loans in an aggregate principal amount of RMB300 million to Qoros to support Qoros’ working capital requirements; Wuhu Chery provided loans to Qoros in the same amount.

In September 2016, Ansonia amended the Loan Agreement and provided additional loans of RMB150 million (approximately $23 million) (the “Additional Loans”) to Quantum to support Qoros’ ordinary course working capital requirements. As with the Initial Loans, the Additional Loans from Ansonia were provided to Quantum, which made back-to-back on-loans to Qoros (the “On-Loan”). Wuhu Chery provided loans to Qoros in the same amount and on similar conditions. In the event of a third-party financing at Qoros that meets certain conditions, the Additional Loans may, at Ansonia’s discretion, either (i) be converted into equity of Quantum at a 25% discount to the implied value of Qoros based upon the third-party financing or (ii) be repaid by Quantum (following Qoros’ repayment of the On-Loan). Except as set forth above, the Additional Loans were provided to Quantum on the same terms as the Initial Loans, which terms are described in Kenon’s Reports on Form 6-Ks furnished to the SEC on April 22, 2016 and June 29, 2016.

In light of Qoros’ financing needs, Kenon believes that the Additional Loans are in the best interests of Kenon and its shareholders. As Ansonia is a major shareholder in Kenon, this transaction has been reviewed and approved by Kenon in accordance with its related party transaction policy. Qoros is continuing to seek additional financing for its operations.

Business Updates

Car Sales

In Q2 2016, Qoros’ sales increased by approximately 56% to 5,076 vehicles, as compared to 3,256 vehicles in Q2 2015.

In July 2016, Qoros’ sales increased by approximately 28% to 1,572 vehicles, as compared to 1,230 vehicles in July 2015.

Qoros 5 SUV Launch

In March 2016, Qoros launched the Qoros 5 SUV, a mid-sized SUV, designed and produced with international standards of quality, safety and performance for the fast-growing SUV market in China. From its launch until June 30, 2016, Qoros has sold 3,913 Qoros 5 SUV vehicles, representing approximately 52% of the 7,579 vehicles sold by Qoros during this period.

Dealerships

As of June 30, 2016, Qoros has a network of 91 dealerships, of which 84 were operational and 7 were in pre-sales mode. As of June 30, 2016, Qoros had also entered into memorandums of understanding for 12 additional dealerships.

China Vehicle Market Conditions

According to China Passenger Car Association, cumulative passenger vehicle wholesales in Q2 2016 increased by 12% YoY. The SUV segment continued to be a high-growth segment, as sales increased by approximately 33% YoY in Q2 2016.

Additional Kenon Business Updates

Sale of Tower Warrants

In August 2016, Kenon sold all of its 1,699,796 Series 9 warrants of Tower Semiconductor Ltd. (NASDAQ and TASE: TSEM) (“Tower”) for approximately $11.4 million. As a result of the sale, Kenon no longer holds an equity interest in Tower.

Impairment Test of Kenon’s Interest in ZIM

As a result of current conditions in the container shipping market, Kenon is conducting an impairment test of its 32% equity investment in ZIM as of June 30, 2016.

Kenon (Unconsolidated) Liquidity and Capital Resources

As of June 30, 2016, cash, gross debt, and net debt (a non-IFRS financial measure, which is defined as gross debt minus cash) at Kenon were $56 million, $216 million and $160 million, respectively.

Kenon has fully drawn its $200 million credit facility from Israel Corporation Ltd. As of June 30, 2016, $200 million, plus interest and fees of $16 million, was outstanding under the facility.

Kenon has provided back-to-back guarantees to Chery in respect of Chery’s guarantees of certain Qoros indebtedness. Set forth below is an overview of the guarantees provided by Kenon in respect of Qoros’ indebtedness:

Date Granted	Qoros Credit Facility	Kenon Guarantee Amount

Spin-Off / November 2015	RMB3 billion credit facility	RMB750 million[1]

May / November 2015	RMB700 million EXIM Bank loan facility	RMB350 million (plus interest and fees of up to RMB60 million)[2]

Total		RMB1,100 million (plus certain interest and fees)[1,2]

1.	In the event that Chery’s liability under its guarantee exceeds RMB1.5 billion, Kenon has committed to negotiate with Chery in good faith to find a solution so that Kenon’s and Chery’s liabilities for the indebtedness of Qoros under this credit facility are equal in proportion.
2.	In the event that Chery is obligated under its guarantee of the EXIM Bank loan facility to make payments that exceed Kenon’s obligations under the guarantee, Kenon and Chery have agreed to try to find an acceptable solution, but without any obligation on Kenon to be liable for more than the amounts set forth in the table above.

Investors’ Conference Call

Kenon’s management will host a conference call for investors and analysts on September 7, 2016. To participate, please call one of the following teleconferencing numbers:

US:	1-888-281-1167
UK:	0-800-051-8913
Israel:	03-918-0685
Singapore:	+65-3158-3851
International:	+972-3-918-0685

The call will commence at 9:00am Eastern Time, 6:00am Pacific Time, 2:00pm UK Time, 4:00pm Israel Time and 9:00pm Singapore Time.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation and distribution facilities in the Latin American, Caribbean and Israeli power markets;

•	Qoros (50% interest) – a China-based automotive company;

•	ZIM (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when we believe it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, (i) with respect to IC Power, the expected cost and expected timing of the commencement of construction and completion of IC Power’s AIE and Agua Clara construction projects, including expected costs and expected timing for completion, with respect to Samay I, the availability of gas to the Samay I plant, the expected timing of the repair of the Samay I plant’s units, IC Power’s plan to seek coverage for the costs related to the repair and outage of the Samay I plant and its ability to recover the costs associated with the Samay I outage, and with respect to the Guatemala tax claim, the amount of taxes, interest and penalties the Energuate companies may be required to pay to the SAT and the expected timing of such payments and their plan to seek remedies, (ii) with respect to Qoros, statements with respect to the loan agreements described in this release and the loans expected to be made thereunder, Qoros’ expected use of the proceeds of the various loans, the potential conversion of Ansonia’s loans into equity interests in Quantum, Qoros’ liquidity requirements and sources of funding, Qoros’ plan to continue to seek financing, and trends in China’s vehicle market, and (iii) other non-historical matters. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include (i) with respect to IC Power, risks relating to IC Power’s failure to complete the construction of its AIE and Agua Clara power plants on a timely basis, within expected budget or at all, and future developments in the power generation or distribution markets in which IC Power operates, with respect to Samay I, the ultimate cost and time for repair and whether the costs for such repairs are covered, with respect to the Guatemala tax claim, the risk that the Energuate companies may be subject to additional or higher amounts of taxes, interest and penalties and may be subject to higher taxes in the future, and that the Energuate companies may be unable to successfully claim remedies for these payments, (ii) with respect to Qoros, the risk that the loans described herein will not enable Qoros to meet its near-term liquidity requirements, risks related to the conversion of Ansonia’s loans into equity interests in Quantum, changes in events and circumstances with respect to Qoros and Kenon and other, China’s financial market and economic conditions and Qoros’ ability to secure the funding it requires to meet its expenses and liquidity requirements, and (iii) other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +1 917 891 9855

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246

Appendix A

IC Power’s Unaudited Consolidated Statement of Income

	Six Months Ended June 30,		Three Months Ended June 30,
	2016	2015	2016	2015
Consolidated Statements of Income	($ millions)
Continuing Operations
Sales	881	655	459	333
Cost of sales (excluding depreciation and amortization)	(644)	(458)	(342)	(234)
Depreciation and amortization	(72)	(54)	(39)	(28)

Gross profit	165	143	78	71
General, selling and administrative expenses	(60)	(31)	(35)	(15)
Other expenses	—	(1)	—	(1)
Other income, net	6	2	4	2

Operating income	111	113	47	57
Financing expenses, net	(74)	(53)	(43)	(32)
Income before taxes from continuing operations	37	60	4	25
Taxes on income	(21)	(25)	(10)	(11)

Net income (loss) from continuing operations	16	35	(6)	14

Net income from discontinued operations, net of tax	—	4	—	4

Net income (loss) for the period	16	39	(6)	14

Attributable to:
Equity holders of the company	7	30	(7)	15
Non-controlling interest	9	9	1	3

Summary Data from IC Power’s Unaudited Consolidated Statement of Cash Flows

	Six Months Ended June 30,		Three Months Ended June 30,
	2016	2015	2016	2015
	($ millions)
Cash flows provided by operating activities	$55	$131	$58	$87
Cash flows used in investing activities	(177)	(341)	(121)	(244)
Cash flows provided by (used in) financing activities	(6)	63	(71)	132
(Decrease) in cash and cash equivalents	(128)	(147)	(134)	(25)
Cash and cash equivalents at the end of the period	234	436	234	436
Investments in property, plant and equipment	(199)	(333)	(125)	(205)
Total depreciation and amortization	77	58	41	29

Summary Data from IC Power’s Unaudited Consolidated Statement of Financial Position

	As at
	June 30, 2016	June 30, 2015	December 31, 2015
	($ millions)
Total financial liabilities[1]	$2,943	$2,514	$2,565
Total monetary assets[2]	(319)	(621)	(662)
Total equity attributable to the owners	608	852	826
Total assets	4,729	4,063	4,091

1.	Not including trade payables, other payables and credit balances and financial instruments.
2.	Not including trade receivables, other receivables and debit balances and financial instruments.

Appendix B

IC Power’s Adjusted EBITDA

This press release, including the financial tables, presents IC Power’s Adjusted EBITDA, a financial metric considered to be “non-IFRS.” Non-IFRS financial measures should be evaluated in conjunction with, and are not a substitute for, IFRS financial measures. The non-IFRS financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with IFRS.

IC Power defines “Adjusted EBITDA” for each period for each entity as net income (loss), before depreciation and amortization, financing expenses, net and income tax expense (benefit). Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as measures of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. Adjusted EBITDA presents limitations that impair its use as a measure of IC Power’s profitability since it does not take into consideration certain costs and expenses that result from IC Power’s business that could have a significant effect on IC Power’s net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

Both “Adjusted EBITDA” and “Net Debt” are important measure used by IC Power, and its businesses, to assess financial performance. These measures are also used by IC Power’s competitors, ratings agencies, financial analysts and investors to assess the financial performance of companies within IC Power’s industry. IC Power’s management believes that the disclosure of Adjusted EBITDA and Net Debt provides transparent and useful information to investors and financial analysts in their review of IC Power’s, or its subsidiaries’ and associated companies’, operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of IC Power’s, and each of its segments’, net income to Adjusted EBITDA for the periods presented. Other companies may calculate Adjusted EBITDA differently, and therefore this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	Six Months Ended June 30, 2016
	(in USD millions) (unaudited)
	Generation				Distribution	Adjustments	Total
	Peru	Israel	Central America	Other[1]	Guatemala
Net income (loss) for the period	19	8	1	(31)	15	4	16
Depreciation and amortization[2]	25	13	18	18	8	(5)	77
Financing expenses, net	23	7	7	26	11	—	74
Income tax expense	8	—	3	3	6	1	21

Adjusted EBITDA	75	28	29	16	40	—	188

1.	In addition to the results of certain of IC Power’s generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including purchase price allocations recorded in connection with IC Power’s acquisition of Energuate, which allocations were recorded by Inkia, one of IC Power’s intermediate holding companies.
2.	Includes depreciation and amortization expenses from general, selling and administrative expenses.

	Three Months Ended June 30, 2016
	(in USD millions) (unaudited)
	Generation				Distribution	Adjustments	Total
	Peru	Israel	Central America	Other[1]	Guatemala
Net income (loss) for the period	3	(5)	(1)	(17)	12	2	(6)
Depreciation and amortization[2]	13	7	11	9	4	(3)	41
Financing expenses, net	18	5	3	13	4	—	43
Income tax expense (benefit)	2	(1)	1	3	4	1	10

Adjusted EBITDA	36	6	14	8	24	—	88

1.	In addition to the results of certain of IC Power’s generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including purchase price allocations recorded in connection with IC Power’s acquisition of Energuate, which allocations were recorded by Inkia, one of IC Power’s intermediate holding companies.
2.	Includes depreciation and amortization expenses from general, selling and administrative expenses.

	Six Months Ended June 30, 2015
	(in USD millions) (unaudited)
	Generation				Adjustments	Total
	Peru	Israel	Central America	Other[1]
Net income (loss) for the period	18	13	10	(6)	4	39
Depreciation and amortization[2]	25	12	12	14	(5)	58
Financing expenses, net	20	13	5	15	—	53
Income tax expense	15	5	3	1	1	25

Adjusted EBITDA	78	43	30	24	—	175

1.	In addition to the results of certain of IC Power’s generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including purchase price allocations recorded in connection with IC Power’s acquisition of Energuate, which allocations were recorded by Inkia, one of IC Power’s intermediate holding companies.
2.	Includes depreciation and amortization expenses from general, selling and administrative expenses.

	Three Months Ended June 30, 2015
	(in USD millions) (unaudited)
	Generation				Adjustments	Total
	Peru	Israel	Central America	Other[1]
Net income (loss) for the period	13	(4)	7	—	2	18
Depreciation and amortization[2]	11	6	7	8	(3)	29
Financing expenses, net	10	12	3	7	—	32
Income tax expense (benefit)	10	(1)	1	—	1	11

Adjusted EBITDA	44	13	18	15	—	90

1.	In addition to the results of certain of IC Power’s generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including purchase price allocations recorded in connection with IC Power’s acquisition of Energuate, which allocations were recorded by Inkia, one of IC Power’s intermediate holding companies.
2.	Includes depreciation and amortization expenses from general, selling and administrative expenses.

Appendix C

Summary of IC Power’s Operating Generation Assets

The following table sets forth summary operational information regarding each of IC Power’s operating generation companies as of June 30, 2016 by geographical segment1:

Segment	Country	Entity	Ownership Interest (%) (Rounded)		Fuel	Installed Capacity (MW)[2]		Proportionate Capacity[3]	Type of Asset
Peru	Peru	Kallpa	75		Natural Gas	1,063	[3]	797	Greenfield[4]
	Peru	Samay I	75		Natural Gas and Diesel	616		462	Greenfield
Israel	Israel	OPC	80		Natural Gas and Diesel	440		352	Greenfield
	Israel	AIE	100		Natural Gas[5]	18		18	Acquired
Central America	Nicaragua	Corinto	65		HFO	71		46	Acquired
	Nicaragua	Tipitapa Power	65		HFO	51		33	Acquired
	Nicaragua	Amayo I	61		Wind	40		24	Acquired
	Nicaragua	Amayo II	61		Wind	23		14	Acquired
	Guatemala	Puerto Quetzal	100		HFO	179		179	Acquired
	El Salvador	Nejapa	100		HFO	140		140	Original Inkia Asset
	Panama	Kanan	100		HFO	92		92	Greenfield
Other	Bolivia	COBEE	100		Hydroelectric, Natural Gas	228		228	Original Inkia Asset
	Chile	Central Cardones	87		Diesel	153		133	Acquired
	Chile	Colmito	100		Natural Gas and Diesel	58		58	Acquired
	Dominican Republic	CEPP	97		HFO	67		65	Original Inkia Asset
	Jamaica	JPPC	100		HFO	60		60	Original Inkia Asset
	Colombia	Surpetroil	60		Natural Gas	31		19	Acquired / Greenfield[6]
	Panama	Pedregal[7]	21	[8]	HFO	54		11	Original Inkia Asset

Total Operating Capacity						3,384		2,731

1.	Excludes CDA, which plant’s third generating unit commenced commercial operations in August 2016. CDA, in which IC Power holds a 75% interest, accounts for 510 MW of installed capacity and 383 MW of proportionate capacity.
2.	Reflects 100% of the capacity of each of IC Power’s assets, regardless of IC Power’s ownership interest in the entity that owns each such asset.
3.	Reflects the proportionate capacity of each of IC Power’s assets, as determined by IC Power’s ownership interest in the entity that owns each such asset.
4.	Kallpa’s plants were developed as projects constructed on unused land with no need to demolish or remodel existing structures, or greenfield projects, in four different stages between 2005 and 2012, resulting in 870 MW of installed capacity. In addition, Kallpa acquired Las Flores’ power plant in 2014, adding 193 MW to Kallpa’s capacity.
5.	AIE also holds a conditional license for the construction of a cogeneration power station in Israel. This station is being developed as a greenfield project (at an expected cost of $250 million, including the acquisition price of AIE), based upon a plant with 140 MW of capacity. Construction commenced in June 2016 and commercial operations are expected to commence by the end of 2018.
6.	When initially acquired by us, Surpetroil had a capacity of 15 MW. As of June 30, 2016, Surpetroil’s capacity has increased to 31 MW as a result of IC Power’s completion of various greenfield projects.
7.	Although Pedregal is located in Central America, it is a minority investment. Therefore, from an income statement perspective, it is not part of the Central America segment and Pedregal is only reflected in IC Power’s share in income of associated companies.
8.	Although IC Power has a non-controlling interest in Pedregal, IC Power is party to a management services agreement, which designates us as the administrator responsible for the day-to-day management of Pedregal.

Appendix D

Summary Unaudited Financial Information of IC Power’s Subsidiaries and Associated Company

	Three Months Ended June 30, 2016
Entity	Ownership Interest (%)	Sales	Cost of Sales	Adjusted EBITDA[1]	Outstanding Debt[2]	Net Debt[3]
		($ millions)
GENERATION
Peru segment
Kallpa	75	$107	$69	$32	$417	$402
Samay I	75	8	4	4	339	324
Asset in advanced stages of construction
CDA	75	—	—	—	597	583
Israel segment
OPC	80	76	69	5	373	326
AIE	100	10	10	1	—	(16)
Central America segment
ICPNH[4]	61-65	21	12	6	92	78
Puerto Quetzal[5]	100	16	14	1	19	11
Nejapa[6]	100	21	18	2	—	(11)
Cenérgica	100	5	5	1	—	(2)
Guatemel	100	2	1	—	—	(1)
Kanan	100	17	14	3	60	55
Other segment
COBEE	100	10	4	6	69	44
Central Cardones	87	4	—	2	40	35
Colmito	100	6	5	1	17	16
CEPP	97	7	5	2	12	9
JPPC[7]	100	8	8	(1)	7	4
Surpetroil[8]	60	2	2	—	3	3
Recsa	100	—	—	1	3	2
Holdings[9]
IC Power Distribution Holdings	100	—	—	—	119	119
Inkia & Other[10]	100	—	—	1	448	374
IC Power & Other[11]	100	—	—	(3)	66	21
DISTRIBUTION
DEORSA	93	62	45	11	103	96
DEOCSA	91	77	57	13	159	152

TOTAL		$459	$342	$88	$2,943	$2,624

1.	“Adjusted EBITDA” for each entity for the period is defined as net income (loss) before depreciation and amortization, finance expenses, net and income tax expense (benefit).
2.	Includes short-term and long-term debt and excludes loans and notes owed to our parent company.
3.	Net debt is defined as total debt attributable to each of IC Power’s subsidiaries, excluding debt owed to our parent company, minus the cash and short term deposits and restricted cash of such companies. Net debt is not a measure of liabilities in accordance with IFRS. The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries.
4.	Through ICPNH, IC Power indirectly holds 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
5.	Figures include Puerto Quetzal and Poliwatt Limited (one of IC Power’s subsidiaries that performs administrative functions and maintains certain licenses on behalf of Puerto Quetzal).
6.	Figures include amounts related to Nejapa’s branch and main office.
7.	Figures include JPPC and Private Power Operator Ltd. (IC Power’s subsidiary that employs JPPC’s employees and performs administrative-related functions).
8.	Figures include Surpetroil and Surenergy S.A.S ESP (IC Power’s subsidiary that performs administrative functions and maintains certain licenses on behalf of Surpetroil).
9	In addition to the results of certain of IC Power’s generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including purchase price allocations recorded in connection with IC Power’s acquisition of Energuate, which allocations were recorded by Inkia, one of IC Power’s intermediate holding companies.
10.	Outstanding debt includes $448 million for Inkia.
11.	Includes $12 million of IC Power’s outstanding debt and $54 million of ICPI’s debt.

The following tables set forth a reconciliation of income (loss) to Adjusted EBITDA for IC Power’s subsidiaries for Q2 2016:

	Kallpa	CDA	Samay I	OPC	AIE	ICPNH	Puerto Quetzal
	($ millions)
Net income (loss)	$2	$1	$1	$(5)	$—	$2	$—
Depreciation and amortization	11	—	1	6	1	2	1
Finance expenses, net	17	—	1	5	—	2	—
Income tax expense (benefit)	2	(1)	1	(1)	—	—	—

Adjusted EBITDA	$32	$—	$4	$5	$1	$6	$1

	Nejapa	Cenérgica	Kanan	Guatamel	COBEE	Central Cardones	Colmito
	($ millions)
Net income (loss)	$1	$1	$(3)	$—	$3	$1	$(1)
Depreciation and amortization	1	—	5	—	1	1	1
Finance expenses, net	—	—	1	—	1	—	1
Income tax expense	—	—	—	—	1	—	—

Adjusted EBITDA	$2	$1	$3	$—	$6	$2	$1

	CEPP	JPPC	Surpetroil	RECSA	IC Power Distribution Holdings	Inkia & Other	IC Power & Other
		($ millions)
Net income (loss)	$1	$(1)	$(1)	$—	$(2)	$(11)	$(7)
Depreciation and amortization	1	1	1	1	—	2	—
Finance expenses, net	—	—	—	—	2	5	4
Income tax expense (benefit)	—	(1)	—	—	—	5	—

Adjusted EBITDA	$2	$(1)	$—	$1	$—	$1	$(3)

	DEOCSA	DEORSA	IC Power Total
	($ millions)
Net income (loss)	$5	$7	$(6)
Depreciation and amortization	3	1	41
Finance expenses, net	3	1	43
Income tax expense	2	2	10

Adjusted EBITDA	$13	$11	$88

The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries as of June 30, 2016.

	Kallpa	CDA	Samay I	OPC	AIE	ICPNH	Puerto Quetzal	Nejapa	Cenérgica	Kanan
	($ millions)
Total debt	$417	$597	$339	$373	$—	$92	$19	$—	$—	$60
Cash	15	14	15	47	16	14	8	11	2	5

Net Debt	$402	$583	$324	$326	$(16)	$78	$11	$(11)	$(2)	$55

	Guatemel	COBEE	Central Cardones	Colmito	CEPP	JPPC	Surpetroil	Recsa	IC Power Distribution Holdings	Inkia & Other
	($ millions)
Total debt	$—	$69	$40	$17	$12	$7	$3	$3	$119	$448
Cash	1	25	5	1	3	3	—	1	—	74

Net Debt	$(1)	$44	$35	$16	$9	$4	$3	$2	$119	$374

	IC Power & Other	DEOCSA	DEORSA	Total IC Power
		($ millions)
Total debt	$66	$159	$103	$2,943
Cash	45	7	7	319

Net debt	$21	$152	$96	$2,624

	Three Months Ended June 30, 2015
Entity	Ownership Interest (%)	Sales	Cost of Sales	Adjusted EBITDA[1]		Outstanding Debt[2]	Net Debt[3]
		($ millions)
Peru segment
Kallpa	75	$117	$67	$43		$438	$409
Assets in advanced stages of construction
CDA	75	—	—	1		546	453
Samay I	75	—	—	1		244	221
Israel segment
OPC	80	69	56	13		422	210
Central America segment
ICPNH[4]	61-65	30	21	9		104	88
Puerto Quetzal[5]	100	37	31	5		22	16
Nejapa[6]	100	28	24	3		—	(28)
Cenérgica	100	2	1	1		—	(1)
Asset in advance stages of construction
Kanan	100	—	—	—		—	—
Other segment
COBEE	100	11	4	6		79	54
Central Cardones	87	4	1	4		47	43
Colmito	100	10	8	2		18	16
CEPP	97	10	8	2		25	24
JPPC[7]	100	13	12	2		7	3
Surpetroil[8]	60	2	1	2		3	2
Holdings[9]
Inkia & Other[10]	100	—	—	—	[11]	448	390
IC Power & Other[12]	100	—	—	(4)		111	84

Total		$333	$234	$90		$2,514	$1,984

1.	“Adjusted EBITDA” for each entity for the period is defined as net income (loss) before depreciation and amortization, finance expenses, net and income tax expense (benefit).
2.	Includes short-term and long-term debt and excludes loans and notes owed to our parent company.
3.	Net debt is defined as total debt attributable to each of IC Power’s subsidiaries, excluding debt owed to our parent company, minus the cash and short term deposits and restricted cash of such companies. Net debt is not a measure of liabilities in accordance with IFRS. The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries.
4.	Through ICPNH, IC Power indirectly holds 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
5.	Figures include Puerto Quetzal and Poliwatt Limited (one of IC Power’s subsidiaries that performs administrative functions and maintains certain licenses on behalf of Puerto Quetzal).
6.	Figures include amounts related to Nejapa’s branch and main office.
7.	Figures include JPPC and Private Power Operator Ltd. (IC Power’s subsidiary that employs JPPC’s employees and performs administrative-related functions).
8.	Figures include Surpetroil and Surenergy S.A.S ESP (IC Power’s subsidiary that performs administrative functions and maintains certain licenses on behalf of Surpetroil).
9.	In addition to the results of certain of IC Power’s generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies.
10.	Outstanding debt includes $448 million for Inkia.
11.	Includes $4 million dividend received from Edegel in May 2015.
12.	Includes $12 million of IC Power’s outstanding debt and $99 million of ICPI’s debt.

The following tables set forth a reconciliation of income (loss) to Adjusted EBITDA for IC Power’s subsidiaries for Q2 2015:

	Kallpa	CDA	Samay I	OPC	ICPNH	Puerto Quetzal	Nejapa
	($ millions)
Net income (loss)	$16	$2	$(1)	$(4)	$3	$3	$2
Depreciation and amortization	12	—	—	6	3	1	1
Finance expenses, net	8	1	1	12	2	1	—
Income tax expense (benefit)	7	(2)	1	(1)	1	—	—

Adjusted EBITDA	$43	$1	$1	$13	$9	$5	$3

	Cenérgica	Kanan	COBEE	Central Cardones	Colmito	CEPP
	($ millions)
Net income	$—	$—	$3	$1	$1	$2
Depreciation and amortization	—	—	1	1	—	—
Finance expenses, net	—	—	2	1	1	(1)
Income tax expense	1	—	—	1	—	1

Adjusted EBITDA	$1	$—	$6	$4	$2	$2

	JPPC	Surpetroil	Inkia & Other	IC Power & Others	Total
	($ millions)
Net income (loss)	$1	$—	$(9)	$(2)	$18
Depreciation and amortization	1	1	2	—	29
Finance expenses, net	—	1	4	(1)	32
Income tax expense (benefit)	—	—	3	(1)	11

Adjusted EBITDA	$2	$2	$—	$(4)	$90

The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries as of June 30, 2015.

	Kallpa	CDA	Samay I	OPC	ICPNH	Puerto Quetzal	Nejapa	Cenérgica	Kanan
	($ millions)
Total debt	$438	$546	$244	$422	$104	$22	$—	$—	$—
Cash	29	93	23	212	16	6	28	1	—

Net Debt	$409	$453	$221	$210	$88	$16	$(28)	$(1)	$—

	COBEE	Central Cardones	Colmito	CEPP	JPPC	Surpetroil	Inkia & Other	ICP& Other	Total
	($ millions)
Total debt	$79	$47	$18	$25	$7	$3	$448	$111	$2,514
Cash	25	4	2	1	4	1	58	27	530

Net Debt	$54	$43	$16	$24	$3	$2	$390	$84	$1,984

Appendix E

Summary of Qoros’ Unaudited Condensed Consolidated Statement of Profit or Loss for the Six Months and Three Months ended June 30, 2016

	For the six months ended		For the three months ended
In thousands of RMB	30 June 2016	30 June 2015	30 June 2016	30 June 2015
Revenue	1,110,976	661,188	599,299	367,695
Cost of sales	(1,352,100)	(685,630)	(741,252)	(366,315)

Gross profit	(241,124)	(24,442)	(141,953)	1,380
Other income	31,112	8,858	11,003	3,327
Research and development expenses	(81,300)	(150,651)	(51,162)	(71,689)
Selling and distribution expenses	(197,107)	(249,950)	(143,060)	(149,767)
Administrative expenses	(205,362)	(285,557)	(112,516)	(147,281)
Other expenses	(7,049)	(41,250)	(3,823)	(19,480)

Results from operating activities	(700,830)	(742,992)	(441,511)	(383,510)
Finance income	49,912	7,287	23,110	2,849
Finance costs	(238,864)	(182,541)	(163,128)	(95,478)

Net finance cost	(188,952)	(175,254)	(140,018)	(92,629)

Share of loss of equity-accounted investee, net of nil tax	(112)	(59)	(6)	(46)

Loss before income tax	(889,894)	(918,305)	(581,535)	(476,185)
Income tax expenses	(145)	(276)	(79)	(128)

Loss for the period	(890,039)	(918,581)	(581,614)	(476,313)

Summary of Qoros’ Unaudited Condensed Consolidated Statement of Financial Position

	At 30 June	At 31 December
In thousands of RMB	2016	2015
Assets
Property, plant and equipment	4,389,843	4,275,167
Intangible assets	4,693,373	4,656,474
Prepayments for purchase of equipment	29,773	59,276
Lease prepayments	201,509	203,716
Trade and other receivables	91,946	92,202
Equity-accounted investee	1,919	2,032

Non-current assets	9,408,363	9,288,867
Inventories	467,520	244,854
VAT recoverable	862,754	832,503
Trade and other receivables	77,159	42,645
Prepayments	2,583	36,431
Pledged deposits	52,660	113,167
Cash and cash equivalents	281,257	257,270

Current assets	1,743,933	1,526,870

Total assets	11,152,296	10,815,737

Equity
Paid-in capital	10,425,480	8,331,840
Reserves	(6)	(44)
Accumulated losses	(9,026,036)	(8,135,997)

Total equity	1,399,438	195,799
Liabilities
Loans and borrowings	4,465,022	4,659,718
Deferred income	432,623	169,396
Provision	33,119	20,964

Non-current liabilities	4,930,764	4,850,078
Loans and borrowings	1,600,606	2,829,470
Trade and other payables	3,180,407	2,615,541
Deferred income	41,081	324,849

Current liabilities	4,822,094	5,769,860

Total liabilities	9,752,858	10,619,938

Total equity and liabilities	11,152,296	10,815,737